SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the Company)

Notification of interests of Persons Discharging Managerial Responsibility (PDMRs) and connected persons

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

On Appointment awards

The Company has made the following awards to Anne Richards following  her appointment as Chief Executive of M&G and a Director of the Company on 7 June  2016.

In line with the announcement made on 1 February 2016, the Company entered into an agreement on 22 July 2016 with Ms Richards to compensate her for unvested share awards that she forfeited as a consequence of joining Prudential.

Under the agreement Ms Richards has been granted an option entitling her to receive a cash amount equal to the market value of the specified notional number of Prudential shares on the date of exercise, less an option price of 5p per share.  The option will vest on the dates detailed below:

Exercise Period	Number of Notional Shares
1 December 2016 to 1 January 2017	59,086
1 December 2017 to 1 January 2018	39,810
1 December 2018 to 1 January 2019	25,078
1 December 2019 to 1 January 2020	25,078
1 December 2020 to 1 January 2021	13,426

This replacement award has been made on a  like-for-like basis, with the option exercisable in accordance with the original vesting timeframe which applied to the forfeited awards.

The market value of a Prudential plc share on the date of entering into the agreement was £13.22.

This arrangement has been put in place in accordance with LR9.4.2,  which allows an individual scheme to be put in place to assist with the recruitment of an executive director, and consistent with the Directors' Remuneration Policy.

On 23 June  2016,  the Company made an award over 45,906 conditional shares  to Ms  Richards,  under the Prudential Long Term Incentive Plan (PLTIP).  The award over ordinary shares of 5p was made at a market price of £13.07 and represents Ms Richards' total interest in shares of the Company.

The award  is consistent with Prudential's Directors' Remuneration Policy and will only be released in June 2019  subject to the achievement of performance criteria.  As set out in detail in the 2015 Directors' Remuneration Report, awards will only be released in full if a stretching performance target in respect of  Total Shareholder Return is met.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Prudential has published its Annual Report on the Company's website www.prudential.co.uk  which contains the Directors' Remuneration Report for 2015. The report summarises Prudential's Remuneration  policy and provides more details of  share awards made to the executive directors of the Company.

Date of Notification  23 June 2016

Contact

Jennie Webb, Share Plans Manager, + 44 (0)20 7548 2027

Stefan Bort, Deputy  Group Secretary, + 44 (0) 20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 June 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary